Mail Stop 4561

      November 2, 2006

Nicholas D. Gerber
Management Director
New York Oil ETF, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502

	Re:	United States Natural Gas Fund, L.P.
		Registration Statement on Form S-1
      Filed October 6, 2006
		Registration No. 333-137871

Dear Mr. Gerber:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you are a registered commodity pool. Please confirm to us that you have filed this registration statement with the National Futures Association for their review.
2. We note that the initial authorized purchaser intends to publicly offer the units in the creation basket. Please revise the section entitled "What is the Plan of Distribution?" to specify that the initial authorized purchaser is acting as an underwriter with respect to the distribution of the initial creation basket.

3. Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you, the authorized purchasers or others expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

Cover Page
4. Please disclose in the second bullet that the difference between the price paid by the authorized purchasers and the price they sell to the public is underwriting compensation.
5. Please revise the reference to "Benchmark Futures Contract" as the defined term has not yet been identified. In general, please avoid using defined terms on the cover or in the summary.

Prospectus Summary, page 1
6. Please disclose in the summary section the fees paid to the general partner.
7. In the third paragraph, please clarify why you may invest in interests other than the Benchmark Futures Contracts. It appears from subsequent disclosure that the purpose is to comply with NYMEX speculative position limits.
8. Please revise the summary to clarify that you may invest in futures contracts for non-natural gas products such as crude oil, heating oil and gasoline. We refer to pages 29, 30 and 32.
9. Please disclose whether there are any limits on your ability to invest in non-natural gas products.

The Offering, page 2
10. Please revise the first paragraph to state that the initial authorized purchaser intends to offer the initial creation basket publicly.

What are the Risk Factors..., page 5

Prices of natural gas may fluctuate on a seasonal and quarterly basis, page 5
11. Please revise the header to clearly state the risk.

USNG and the General Partner may have conflicts of interest...page
15
12. Please clarify why general partner`s trading decisions may be influenced by the effect they would have on USOF.

Others may notify USNG..., page 18
13. Please disclose the potential consequences in the event a licensing agreement is not consummated. In addition, based on your current discussions with NYMEX, please provide an estimate of the potential cost to the Fund in the event a licensing agreement is consummated.

What are Natural Gas Futures Contracts, page 28
14. We note that you may invest in interests other than the Benchmark
Futures Contracts, including Natural Gas Futures Contracts and
Other
Natural Gas Interests. Please provide data, if available, that illustrates the correlation between these other types of futures contracts and the NYMEX natural gas contracts. It appears that to the extent they are negatively or non-correlated, your ability to meet your investment objectives will be hampered.

Calculating NAV, page 40
15. Please confirm that the release of the daily NAV calculation will not be disclosed to authorized participants or others prior to public disclosure.

Financial Statements - United States Natural Gas Fund, LP

Note 1 - Organization and Business, page F-4
16. Please revise to clarify whether offering expenses will be funded by the general partner and quantify all organization and offering expenses incurred to date. Please tell us how you considered SAB Topic 5.T. in determining that such costs should not be recorded in the financial statements.

Financial Statements - Victoria Bay Asset Management, LLC
17. In light of the financial assistance that Victoria Bay Asset
Management, LLC intends to provide to the Registrant, please update the general partner financial statements to provide information for the most recent interim period.

Note 1 - Organization and Operation, page F-14
18. We note that at December 31, 2005, the Company has not
generated
any revenues and has been dependent upon contributions from an affiliate of the Company. Considering that to date, all of USNG`s and the general partner`s expenses have been funded by their affiliates, please advise us how you determined that the financial
statements of the affiliate are not required.   In doing so,
please
tell us what you mean by "understanding to provide funding" as disclosed on page F-16 and tell us whether any commitment exists.

Statement of Additional Information
19. Please update, to the extent possible, the market data provided in this section. We note, for example, that some data is presented as of December 31, 2003.

Exhibits
20. Please file your tax and legal opinion with your next amendment or provide us with drafts of these opinions so that we have an opportunity to review them.



*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rachel Zablow, Staff Accountant at 202-551-
3428
or Steve Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief

cc:	W. Thomas Conner, Esq. (via facsimile)
	James M. Cain, Esq.
	Sutherland, Asbill & Brennan LLP